ROOSEVELT & CROSS, INCORPORATED

FINANCIAL STATEMENTS

DECEMBER 31, 2020







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-19363

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt & Cross, Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Exchange Plaza / 55 Broadway 22nd Floor
(No. and Street)

New York City	New York	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Gilman (212) 504-9360
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withum Smith+Brown, PC
(Name – *if individual, state last, first, middle name*)

1411 Broadway, 23rd Floor	New York City	New York	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Gilman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Roosevelt & Cross, Incorporated, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MATTHEW J CAMPOLETTANO
NOTARY PUBLIC-STATE OF NEW YORK
No. 01CA6384904
Qualified in Suffolk County
My Commission Expires 12-24-2022

Notary Public

Signature

Chief Financial Officer

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROOSEVELT & CROSS, INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2020

TABLE OF CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Roosevelt & Cross, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Roosevelt & Cross, Incorporated (the "Company"), as of December 31, 2020, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information is fairly stated, in all material respects, in relation to the financial statements as a whole.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2015.

February 26, 2021

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$ 1,108,167
Due from clearing broker	2,615,700
Receivables from joint accounts	26,983
Interest receivable - state and municipal government obligations	122,145
Securities owned, state and municipal government obligations at fair value	18,969,536
Clearing deposit and letter of credit	550,118
Prepaid expenses and other assets	359,883
Loans receivable - employees	173,667
Operating lease- right of use assets	2,788,915
Property and equipment, at cost, less accumulated depreciation and amortization of $1,413,916	70,841
Deposits	10,063
Total assets	$ 26,796,018

The accompanying notes are an integral part of these financial statements.

3

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

LIABILITIES AND STOCKHOLDERS' EQUITY

Due to clearing broker	$1,345,873
Operating lease liabilities	2,788,915
Payables to joint accounts	3,944
Accrued expenses and taxes payable	1,124,265
Cares Act payable	1,007,315
Total liabilities	6,270,312

Commitments and Contingencies

Stockholders' Equity

Common stock, $10 par value; 500,000 shares authorized:	
123,905 shares issued and outstanding	1,239,050
Additional paid-in surplus	14,006,220
Retained earnings	5,280,436
Total stockholders' equity	20,525,706
Total liabilities and stockholders' equity	$ 26,796,018

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

Income	
Principal trading profits	$11,876,035
Underwriting income	3,448,134
Management/Placement fees	774,795
Reimbursement expenses	592,008
Interest	603,126
Other income	27,315
Total income	$17,321,413
Operating Expenses	
Employee compensation and benefits	$10,475,039
Floor brokerage, exchange and clearance fees	994,867
Communications and data processing	1,597,924
Interest	67,840
Occupancy	711,508
Other expenses	2,824,643
Depreciation and amortization	45,049
Total operating expenses	16,716,870
Income before income taxes	604,543
Income Taxes	70,328
Net Income	$534,215

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2020

	Common Stock, $10 Par Value		Additional Paid in Capital	Retained Earnings	Total Stockholders' Equity
	Number of Shares	Amount			
Balance at January 1, 2020	121,311	$1,213,110	$13,672,382	$4,744,058	$19,629,550
Net income				534,215	534,215
Sale of shares of common stock	4,670	46,700	604,905		651,605
Redemption of shares of common stock	(2,076)	(20,760)	(271,067)	2,163	(289,664)
Balance at December 31, 2020	123,905	$1,239,050	$14,006,220	$5,280,436	$20,525,706

The accompanying notes are an integral part of these financial statements.

ROOSEVELT & CROSS, INCORPORATED
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31,2020

Cash Flows From Operating Activities

Net income	$ 534,215
Adjustments to reconcile net income to net cash used in operating activities	
Depreciation and amortization	45,049

Changes in operating assets and liabilities

Due From Clearing Broker	(2,568,317)
Receivables from joint accounts	4,312,866
Interest receivable - state and municipal government obligatons	898
State and municipal government obligations at fair value	6,038,480
Options, at fair value	2,922
Good faith receivables	497,080
Clearing deposit and letter of credit	(25)
Prepaid expenses and other assets	122,238
Loans receivables- Employees	(157,048)
Due to clearing broker	(10,002,011)
Accrued expenses and taxes payable	818,830
Payable to joint accounts	3,944
Net Cash used in operating activities	(350,879)

Cash Flows from Investing

Activities Purchase of fixed assets	(57,686)
Net cash used in investing activities	(57,686)

Cash Flows from Financing Activities

Sale of common stock	651,605
Redemption of common stock	(289,664)
Proceeds from Care Act	1,007,315
Net cash provided by financing activities	1,369,256
Net increase in cash and cash equivalents	960,691
Cash and cash equivalents - beginning	147,476
Cash and cash equivalents - ending	$ 1,108,167

Supplemental Disclosures of Cash Flow Information

Interest paid Income	$ 131,957
Taxes paid	$ 31,628

The accompanying notes are an integral part of these financial statements.

7

NOTE 1 -   **NATURE OF OPERATIONS**

Roosevelt & Cross, Incorporated ("the Company"), founded in 1948, is registered as a broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the National Association of Security Dealers, Inc. The Company is a leading senior manager of both negotiated and competitively sold bond issues in New York State, New Jersey, and the New England States.

The Company specializes in the origination, structuring, underwriting, trading and sale of tax-exempt issues sold in the Northeast. The Company's principal office is in New York City, with branch offices in Buffalo, NY, East Hartford, CT, Warren, NJ, Providence, RI and Boston, MA.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Basis of Accounting

The Company's financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, which involve the application of accrual accounting; accordingly, the financial statements reflect all material receivables, payables, and other liabilities.

Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments, consisting of money market fund investments and time deposits with original maturities of three months or less when acquired.

Securities Owned, State and Municipal Government Obligations

Investments in marketable debt securities owned and securities sold, not yet purchased, are carried at fair value, with unrealized gains and/or losses recognized in the current earnings.

Fair Value

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of fair value measurements.

NOTE 2 -   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Due to/from Clearing Broker

The Company clears all of its brokerage transactions through a broker-dealer on a fully disclosed basis. Due to broker and Due from broker relates to obligations to the Company's clearing broker from a compilation of all securities activities.

Property and Equipment, Net

Property and equipment are stated at cost, less accumulated depreciation and amortization. The costs of additions and improvements are capitalized and expenditures for repairs and maintenance are expensed as incurred. Fully depreciated assets are retained in property and depreciation accounts until they are removed from service. When assets are retired or otherwise disposed of, their costs and related accumulated depreciation and amortization are removed from the accounts and the resulting gains or losses are included in operations. Depreciation of property and equipment is accounted for on the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is calculated by the straight-line method over the shorter of the term of the related lease or the useful lives of the improvements.

Clearing Deposits

As of December 31, 2020, the Company had two security deposits. One is for $500,000 which is maintained by the clearing broker. The other is $50,118 for a security deposit for the Company's New York office lease.

Impairment of Long-Lived Assets

In accordance with FASB Accounting Standard Codification ("ASC") 360, long-lived assets, including property and equipment and intangible assets subject to amortization, are reviewed for impairment and written down to fair value whenever events or changes in circumstances indicate the carrying amount may not be recoverable through future undiscounted cash flows. An impairment loss is measured as the amount by which the carrying amount of a long-lived asset exceeds its fair value.

Redemption of the Company's Common Stock

The Company issues and redeems its shares of common stock to its employees at their book value, which approximates fair value determined in accordance with the Stockholder Agreement. The sales proceeds of shares redeemed to an employee by the Company is applied first to its par value, next to additional paid-in capital equal to the amount credited earlier on issuance to the employee based on a first-in first out basis, and the balance of the redemption amount if any, to retained earnings.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Revenue Recognition

The Company recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contracts(s) with a customer, (b) identify the performance obligation in the contract, (c) determine the transactions price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Significant Judgments

Revenue from contracts with customers includes instances where the Company acts as an underwriter for business and government entities. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time, how to allocate transaction prices where multiple performance obligations are identified, when to recognize revenue based on the appropriate measure of the Company's progress under the contract and whether constraints on variable consideration should be applied due to uncertain future events.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

Underwriting Income

The Company underwrites securities for business entities and governmental entities that want to raise funds through a sale of securities. This includes management placement fees associated with certain underwritings. Underwriting income is earned from the sale of the securities from the underwriting. Underwriting fees and income are both built into the underwriting and are recorded once all the bonds are sold. The transactions represent the performance obligation, which is the sale of the bonds. The Company recognizes its share of the revenue when all the securities are sold. The Company believes that this date is the appropriate point in time to recognize the revenue for securities underwriting transactions as there are no significant actions which the Company needs to take subsequent to this date.

Underwriting costs that are deferred under the guidance in FASB ASC 940-340-25-3 are recognized in expense at the time the related revenues are recorded.

Management Placement Fees Income

The fee income is related to certain underwritings where the Company is the lead underwriter. The fee is built into the underwriting at the time the underwriting is negotiated with the issuer. The fee is recorded when the underwriting is settled, after all the bonds are sold. The Company believes the performance obligation for providing management placement services is satisfied when the bonds are sold because the customer is receiving and consuming the benefits at that point.

Receivables and Contract Balances

Receivables arise when the company has an unconditional right to receive payment under a contract with a customer and are recognized when the cash is received. As of January 1, 2020, the receivables balance was $0.00. At December 31, 2020, there were receivables of $0.00 reported in the statement of Financial Condition.

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer (i.e. unbilled receivables) and are derecognized when either it becomes a receivable or the cash is received.

Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligations under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied.

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

As of January 1, 2020 and during the year, the Company had no contract asset or contract liabilities. As of December 31, 2020, the Company had no contract assets or contract liabilities.

RECEIVABLES FROM CLEARING ORGANIZATIONS

Effective January 1, 2020, the Company adopted ASC Topic 326, Financial Instruments- Credit Losses ("ASC 326"). ASC 326 impacts the impairment model for certain financial assets by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset. Under the accounting update, the Company could determine there are no expected credit losses in certain circumstances (e.g., based on the credit quality of the client).

ASC 326 specifies that the Company adopt the new guidance prospectively by means of a cumulative- effect adjustment to the opening member's equity as of January 1, 2020. The Company recognized no adjustment upon adoption.

The Company's receivables from clearing organizations include amounts receivables from unsettled trades, accrued interest receivables and cash deposits. All of the Company's trades are cleared through National Financial Services LLC (NFS) and settled daily between NFS and the Company. Because of this daily settlement, the amount of unsettled credit exposures is limited to the amount owed to the Company for a very short period of time. The Company continually reviews the credit quality of its counter parties.

Reimbursement Expenses

Reimbursement expenses are expenses related to an underwriting when the Company is the lead underwriter. When the underwriting is settled, the underwriting expenses are recorded as income. The Company is a principal to these transactions because the Company obtains control of these services and combines them as part of delivering on its performance obligation.

Income Taxes

The Company has elected to have its income taxed under Section 1362 (Sub-chapter S) of the Internal Revenue Code of 1986 and applicable state statutes, which provide that in lieu of corporate income taxes, the stockholders include their proportionate share of the Company's taxable income or loss on their individual income tax returns. Accordingly, no provision for federal or regular state income taxes is reflected in the financial statement. However, the Company is subject to New York City General Corporation Tax and various minimum state filing fees for which provision has been made.

Income Taxes (Continued)

The stockholders and members of the Company have concluded that the Company is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Company was to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The stockholders' conclusion regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal and state authorities may examine the Company's tax returns for three years from the date of filing; consequently, the respective tax returns for years prior to 2016 are no longer subject to examination by tax authorities.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses, and the disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

Leases

The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in several noncancellable operating leases for office space, computers and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of the existing contract are changed. The Company recognizes a lease liability and a right of use (ROL) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rates if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

NOTE 2-   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

The Company has elected for all underlying assets to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term assets on a straight-line basis over the term of the lease.

Other information related to leases as of December 31, 2020 is as follows:

Weighted average remaining operating lease term	5.18 Years
Weighted average discount rate of operating leases	7.0%

The components for lease costs for the year ended December 31, 2020 are as follows:

Total Operating lease cost	2,788,915

CARE LOAN PAYABLE

On April 20, 2020, the Company was granted a loan (the "Loan") from TD Bank, N.A. in the aggregated amount of $1,007,315, pursuant to the Paycheck Protection Program (the "PPP") under Division A, Title 1 of the CARES Act and administered by the U.S. Small Business Administration ("SBA"), which was enacted March 27, 2020. The PPP loan is guaranteed by the SBA. The loan, which was in the form of a Note dated April 20, 2020 issued by the Company, matures on April 20, 2022 and bears interest at the rate of 1% per annum, payable monthly commencing on April 20, 2022. The Note may be prepaid by the Company at any time prior to maturity with no repayment penalties. Funds from the loan may be used for payroll costs, costs used to continue group healthcare benefits, mortgage payments, rent, utilities, and interest on other debt obligations incurred after February 15, 2020.The Company used a substantial portion of the Loan amount for qualifying expenses. Under the terms of the PPP, certain amounts of the Loan may be forgiven if they are used for qualifying expenses as described in the CARES Act (within the defined 8 or 24-week period after the loan was disbursed, or the "Covered Period"), the Company was eligible for the PPP loan at the time of application, and otherwise satisfied PPP requirements. The Company currently believes that $893,083 of the loan will be forgiven with $114,232 being repaid by the Company.

NOTE 2-   **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (Continued)

ECONOMIC RISKS

On January 30, 2020, the World Health Organization had declared COVID-19 to constitute a "Public Health of Emergency of International Concern".This pandemic has disrupted economic markets and the economic impact, duration and continued spread of the COVID-19 virus is uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or overall economy are impacted for an extended period, the Company's financial results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3-   **RECEIVABLES FROM JOINT ACCOUNTS**

The Company acts as either the managing or co-managing underwriter of various underwriting issuances and subsequent sales of State and Municipal Obligations. The Company, as managing underwriter, enters the bid for the joint account and if awarded the bonds, maintains the records of the underwriting group. As managing underwriter, the Company purchases bonds from the issuer and in turn uses the bonds as collateral with its clearing broker for providing the funds. The securities held in the joint accounts are measured at fair value. See Note 5 for discussion of fair value measurements. At December 31, 2020, the amount advanced on behalf of joint account participants was $26,983.

NOTE 4 -   **PROPERTY AND EQUIPMENT**

Major classes of property and equipment consist of the following:

	Estimated Useful life - Years	2020
Furniture and fixtures	7 - 10	$ 416,602
Equipment	7 - 10	229,627
Leasehold improvements	Term of lease	639,537
Computer software	7 - 10	198,991
		1,484,757
Less: accumulated depreciation and amortization		(1,413,916)
Net property and equipment		$ 70,841

The depreciation and amortization expense for the year ended December 31, 2020 aggregated $45,049.

NOTE 5 -   **FAIR VALUE MEASUREMENTS**

The Company accounts for marketable debt securities in accordance with FASB ASC 820, "Fair Value Measurements and Disclosures". FASB ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted observable quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Basis of Fair Value Measurement

Level 1   Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2   Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following table presents by level, within the fair value hierarchy the Company's investment assets at fair value, as of December 31, 2020. As required by FASB ASC 820, investment assets are classified in their entirety based upon the lowest level of input that is significant to the fair value measurement.

Level 2 investment values are determined by supply and demand and the demand is driven by a myriad of factors some of which are credit rating, maturity, call or put features, sources of interest and principal payments and geopolitical risk. The values used by the Company for financial reporting purposes are based on management review of matrix pricing data which reflect

NOTE 5 - **FAIR VALUE MEASUREMENTS** (Continued)

Basis of Fair Value Measurement (Continued)

the prices of bonds with similar interest rates, maturity and credit rating, and then make judgments based on that data along with assessment of the other factors above, not captured in matrix pricing, that affect the likely price that would be obtained upon sale.

Description	12/31/20	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
State and Municipal Government Obligations	$18,969,536		$18,969,536	
State and Municipal Government Obligations - on behalf of account participants	$ 26,983		$26,983	

Approximately 90% of the Company's customer base is located in the northeast section of the United States of America. There were no transfers among Levels 1, 2, or 3 during the year.

NOTE 6 - **RELATED PARTY TRANSACTIONS**

The Company has loans receivable from three employees aggregating $173,667 as of December 31, 2020. All loans are payable on demand and interest is charged at various rates.

In 2020, employees purchased or sold the following company stock: 2,076 shares purchased and 4,670 shares sold.

NOTE 7 -   **NET CAPITAL REQUIREMENTS**

As a registered municipal securities broker and member of the Financial Industry Regulatory Authority, Inc., (FINRA), the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule which requires that the Company maintain minimum net capital, as defined, of 6 2/3% of aggregate indebtedness, as defined, or $250,000, whichever is greater. At December 31, 2020, the Company had net capital of $18,012,749 which exceeded the requirements by $17,762,749. The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as the Company's activities are limited to clearing all transactions with and for customers on a fully disclosed basis with a clearing broker. Per the clearing agreement, the Company should maintain at least $1,000,000 of net capital.

NOTE 8 -   **ACCRUED EXPENSES AND TAXES PAYABLE**

Accrued expenses and taxes payable consist of the following:

Accrued clearing and interest	$135,419
Accrued SIPC fees payable	12,000
Accrued professional fees	120,100
Accounts payable	47,823
Deferred rent	14,815
Syndicate expenses payable	18,300
Other accrued expenses	61,083
Accrued payroll payable	714,725
Total	$ 1,124,265

NOTE 9 -   **CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of non-payment for a sale or non-receipt of securities is reduced through the guarantees by the Depository Trust Clearing Corporation ("DTCC"). Credit risk involving transactions with non-DTCC eligible counter-parties are limited by Receive Versus Payments/Delivery Versus Payments clearance methods. The risk of default by an issuer of securities is limited by the Company's policy to review, as necessary, the credit standing of each issuing entity.

NOTE 9 - **CONCENTRATION OF CREDIT RISK (Continued)**

Financial instruments that potentially subject the Company to concentrations of credit risk include unsecured cash. At December 31, 2020, the Company had cash deposits with one bank that are in excess of the federally insured amount by approximately $927,744.

NOTE 10 - **OTHER RECEIVABLES**

At December 31, 2020, the Company had an open receivable in the amount of $1,345,873 for the State or Municipal bonds purchased and/ or sold on a when-issued basis and not settled as of December 31, 2020. This amount is shown on the balance sheet as an offset against Due To Clearing Broker.

NOTE 11 - **COMMITMENTS AND CONTINGENT LIABILITIES**

Operating Leases

The Company is obligated under various leases for office space located in Boston, MA, Providence, RI, Warren, NJ, Buffalo, NY and New York, NY. The leases range from one to seven years in duration.

These leases generally contain renewal options for periods ranging from two to five years. Because the Company is not reasonably certain to exercise some of these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's leases do not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the buildings property taxes, insurance and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

NOTE 11 -   **COMMITMENTS AND CONTINGENT LIABILITIES** (Continued)

The Company's future minimum lease commitments under real estate leases are as follows:

Year Ended December 31, 2020	
2021	$739,418
2022	665,589
2023	620,518
2024	620,518
2025	620,518
Thereafter	413,680
	$3,680,241
Less: Interest	$891,326
Liability	2,788,915

Rent expense for the year ended December 31, 2020 amounted to $667,088.

Profit Sharing Plan

The Company is the sponsor of a profit sharing plan for the benefit of its employees. Participants must be 21 years of age or older and have completed one year of service. All contributions are totally discretionary and are allocated based on a participant's eligible salary in ratio to total compensation of all eligible participants.

For the year ended December 31, 2020, the Company made a contribution of $656,868.

The Company also sponsors a 401(k) Profit Sharing Plan under Section 401(k) of the Internal Revenue Code, which provides tax-deferred salary deductions for eligible employees. Participants must be 21 years of age or older and have completed 1 year of service to be eligible to make voluntary contributions (not to exceed federally determined maximum allowable amount) to the plan. The Company may make contributions for a plan year designated as "qualified non elective contributions" and allocate them to non-highly compensated employees to help the plan pass one or more annually required Internal Revenue Code nondiscrimination tests.

SUPPLEMENTARY INFORMATION

ROOSEVELT & CROSS, INCORPORATED
COMPUTATION OF NET CAPITAL PURSUANT TO
RULE 15C3-1 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31,
2020

Total stockholders' equity qualified for net capital	$ 20,525,706
Deductions or charges	
Non-allowable assets	
Net book value of fixed assets	70,841
Prepaid expenses and other current assets	920,064
Loans receivable - employees	173,667
Total non-allowable assets	1,164,572
Net capital before haircuts on securities positions	19,361,134
Haircuts	
Undue concentration	14,049
State and municipal government obligations	1,334,336
Total haircuts	1,348,385
Net capital	$18,012,749

Computation of Basic Net Capital Requirement
Minimum net capital required - 6 2/3% of

Total aggregate indebtedness	$ 82,829
Minimum dollar net capital requirement of reporting dealer	$250,000
Net capital requirement	$250,000
Excess net capital	$17,762,749
	.
(Net capital less net capital requirement)	
Excess net capital at 1000%	
(Net capital less greater of 10% of aggregate indebtedness or 120% of	
minimum capital requirement)	$ 17,712,749

ROOSEVELT & CROSS, INCORPORATED
RECONCILIATION OF NET CAPITAL TO SUBMITTED UNAUDITED NET CAPITAL AND COMPUTATION OF AGGREGATE INDEBTEDNESS AS OF DECEMBER 31, 2020

Reconciliation of Net Capital to Submitted Unaudited Net Capital	
Net capital per unaudited X17A-5	$17,953,826
Net capital per audited report	$18,012,749
Decrease in Nonallowables	$ 58,717
Decrease in Undue concentration	$ 206

Computation of Aggregate Indebtedness	
Aggregate indebtedness liabilities	
Payable to noncustomers	3,944
Accrued expenses and taxes payable	$1,238,497
Total aggregate indebtedness	$1,242,441
Percentage of aggregate indebtedness to net capital	6.90%
Percentage of aggregate indebtedness to net capital after Anticipated capital withdrawals	8.01%

See report of independent registered public accounting firm.

ROOSEVELT & CROSS, INCORPORATED

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION
RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2020

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act
of 1934, in that the Company's activities are limited to those set forth in the conditions for
exemption appearing in paragraph (k)(2)(ii) of the Rule. Accordingly, there are no items to report
under the requirement of this rule.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of Roosevelt & Cross, Incorporated

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Roosevelt & Cross, Incorporated (the "Company") identified the following provisions of 17 C.F.R. §240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (2)(ii) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

WithumSmith+Brown, PC

February 26, 2021

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ROOSEVELT & CROSS
INCORPORATED

ONE EXCHANGE PLAZA, 55 BROADWAY
NEW YORK, N.Y. 10006
212-344-2500

Annual Exemption Report
For the year ended December 31, 2020

To the best of our knowledge and belief, Roosevelt & Cross, Incorporated, a non-carrying broker-dealer, is exempt from Rule 15C3-3 under paragraph (k) (2) (ii), namely a broker-dealer whose customer transactions are cleared through another broker-dealer on a fully-disclosed basis.

Roosevelt & Cross, Incorporated met the identified exemption provision throughout the most recent year ended December 31, 2020 without exception.

By:
David Gilman
Chief Financial Officer

295 Main Street Suite 718	330 Roberts Street Suite 201	56 Exchange Terrace, Suite 350	2 North Road	10 Post Office Square, Suite 610
Buffalo, New York 14203	East Hartford, Connecticut 06108	Providence, RI 02903	Warren, New Jersey 07059	Boston, Massachusetts 02109
716-856-6950	860-244-3000	401-331-8700	201-656-7999	617-728-0190

25

ROOSEVELT & CROSS, INCORPORATED
FINANCIAL STATEMENTS
DECEMBER 31, 2020

TABLE OF CONTENTS

Page(s)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors and Stockholders of
Roosevelt & Cross, Incorporated

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below, and were agreed to by Roosevelt & Cross, Incorporated (Company) and the SIPC, solely to assist you and the SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. Management of the Company is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2020 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment (if applicable) applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination or a review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

WithumSmith+Brown, PC

February 26, 2021

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

AN INDEPENDENT MEMBER OF HLB - THE GLOBAL ADVISORY AND ACCOUNTING NETWORK

ROOSEVELT & CROSS, INCORPORATED
SCHEDULE OF ASSESSMENT AND PAYMENTS TO SECURITIES INVESTOR
PROTECTION CORPORATION (SIPC) PURSUANT TO RULE 17A-5(e)(4)
YEAR ENDED DECEMBER 31, 2020

General assessment	$ 24,388
Less:	
Payments made with SIPC-6:	
July 16, 2020	9,436
Total assessment balance due	$ 14,952

Determination of SIPC net operating revenues and general assessment

Total revenue (Focus, Statement of Income (Loss), Part IIA Line 9)	$17,321,413

Deductions
Commissions, floor brokerage and clearance paid to other SIPC
members in connection with securities transactions

The greater of:	994,867
Total interest and dividend expense (Focus Line 22/Part IIA, Line 13 plus interest and dividend expense deducted in determining total revenue above) but not in excess of total interest and dividend income	
40% of margin interest earned on customers securities accounts (40% of FOCUS line 5)	67,840
	(1,062,707)
Total deductions	

SIPC net operating revenues	$16,258,706
General assessment @.0015	$ 24,388